UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech receives CE Mark approval for new premix CoSeal® surgical sealant

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.   Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.   The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

April 25, 2003

By:

      /s/ David Hall

      Name: David Hall

      Title: Chief Financial Officer

FOR IMMEDIATE RELEASE
NEWS RELEASE
APRIL 24, 2003

ANGIOTECH RECEIVES CE MARK APPROVAL FOR NEW PREMIX
COSEAL® SURGICAL SEALANT

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) is pleased to announce that it has received CE Mark approval to market a new premixed configuration of CoSeal®; the same formulation that was approved by the U.S. FDA in February of this year.  CoSeal®, first approved by the European Community in February of 2000 for cardiovascular indications, is a novel, fully synthetic surgical sealing agent designed to optimize healing by rapidly sealing tissue surfaces, suture lines and synthetic grafts. The new premixed CoSeal® affords more flexibility to surgeons.  CoSeal® is simpler to use, can be stored at room temperature, and has a two-hour lifespan once activated.

“Physician acceptance of CoSeal® has been tremendous, and the premixed formulation should be well received,” said Ross Erickson, BA, MA, Vice President of Operations for Angiotech. “In addition, because it has outstanding potential for use as a specialized drug-delivery vehicle it will serve as the basis for several of Angiotech’s next-generation products.”

CoSeal® is a fully synthetic material that has been proven to be highly biocompatible. It is not made from human blood products, so it carries minimal risk of disease transmission. In addition, it is fast acting and fully resorbable. Following application, CoSeal® forms a flexible seal within seconds, which remains intact at the site of application and is able to withstand arterial pressure. In February of this year, Angiotech commenced enrollment of a pulmonary sealant clinical trial in Europe with the aim of expanding the label to a broader surgical population where there is a clinical need for a surgical sealant agent.  Baxter Healthcare Corp. is responsible for selling, marketing, distribution and manufacturing of CoSeal®.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

CoSeal® is a registered trademark of Cohesion Technologies, Inc., a wholly-owned subsidiary of Angiotech Pharmaceuticals, Inc.

Statements in this press release regarding future financial and operating results arising from  the strategic alliance of Angiotech and Baxter, benefits and synergies of the strategic alliance, future opportunities for the strategic alliance, discovery and development of products, and intellectual property, and any other statements about Angiotech or Baxter managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to realize anticipated sales and synergies and cost savings in the strategic alliance; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; difficulties or delays in obtaining regulatory approvals to market products and services resulting from Angiotech’s development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and Baxter disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contacts:

Ian Harper (investors) ext. 6933

Rui Avelar (medical affairs & communications) ext. 6996

Phone: (604) 221-7676